AEGON N.V.
Securities and Exchange Commission Attn. Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 USA	Postal address: P.O. Box 85 2501 CB The Hague (The Netherlands) Aegon N.V. visiting address: Bezuidenhoutseweg 273 2594 AN The Hague Telephone +31 70 344 32 10 Fax +31 70 347 52 38

Our reference	Your reference	The Hague
	File number 001-10882	October 30, 2008

Dear Mr. Rosenberg,

I am writing to confirm receipt of your letter dated October 17, 2008 and notify you that we request an extension and expect to be able to send you our response letter by November 20, 2008. I also discussed your letter and our plan to request an extension in a telephone conversation with Mr. Rodriquez of the division of Corporation Finance on October 28, 2008.

Very truly yours,

Ruurd A. van den Berg

Executive Vice-President

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